SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25
                        Commission File Number 1-12668
                          NOTIFICATION OF LATE FILING

Check One:
[ ]  Form 10-K and Form 10-KSB     [ ]  Form 11-K     [ ]  Form 20-F
[X]  Form 10-Q and Form 10-QSB     [ ]  Form N-SAR

For Period Ended:   September 30, 1997


[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended: ____________________________________________

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________________________________________________
_____________________________________________________________________________


PART I REGISTRATION INFORMATION

Full name of registrant       Holly Holdings, Inc.

Former name if applicable __________________________________________________

Address of principal executive office (Street and number)

                            200 Monument Road
                                Suite 10
                         Bala Cynwyd, PA  19004

PART II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check appropriate box.)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Although the Company had filed the narrative portion of its 10-KSB, the Company was not able to complete its the Form 10-KSB report for the period ended March 31, 1997. The Company was indebted to its independent auditors and its independent auditors advised the Company that until such indebtedness was paid, it would not be able to furnish the Company an independent report. The independent auditors have been paid and the Company expects to file an amended 10-KSB for the period ended March 31, 1997 along with its 10-QSB for the period ended June 30, 1997 and September 30, 1997 simultaneously by December 22, 1997.

PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       William H. Patrowicz      610                 617-0400
             (Name)           (Area Code)       (Telephone Number)

     (2)     Have all other periodic reports required under Section 13 or 15
(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [ ] Yes          [X] No, see Part III above

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [  ] Yes          [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
estimate of the results cannot be made.      N/A

                            Holly Holdings, Inc.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      November 17, 1997           By:  /s/ William H. Patrowicz


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.